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                                                                      EXHIBIT 8

                                                              February 14, 1997

Commerce Bancshares, Inc.
1000 Walnut, 18th Floor
Kansas City, MO 64105

Shawnee Bank Shares, Inc.
The Shawnee State Bank
11101 Johnson Drive
Shawnee, KS 66203

  RE: COMMERCE BANCSHARES, INC. ACQUISITION OF THE SHAWNEE STATE BANK

Dear Sirs:

  You have asked for our opinion about the federal income tax consequences of the proposed acquisitions of Shawnee Bank Shares, Inc. ("Target Parent") and The Shawnee State Bank ("Target Bank") in exchange for voting common stock of Commerce Bancshares, Inc. ("Commerce") in the manner described below. In our opinion, the proposed acquisitions will constitute a tax-free reorganization within the meaning of section 368(a)(1)(A) (as amplified by section 368(a)(2)(D) and section 368(a)(1)(C) respectively of the Internal Revenue Code (the "Code"). For reasons described below, it is possible to contend that the acquisition of Target Bank does not qualify as a tax-free reorganization, but in our opinion, any such contention will fail.

                             PROPOSED TRANSACTION

  Target parent is a closely held bank holding company with 44,924 shares of common stock and 20,941 shares of $55 par value preferred stock outstanding. Target Parent owns 83,845 shares (83.845%) of the outstanding common stock of Target Bank. Members of the public own the remainder of the 16,155 shares (16.155%) of the common stock of Target Bank. Target Bank has no other outstanding stock.

  Commerce is a publicly traded holding company incorporated under the laws of Missouri; its $5 par value shares of voting common stock are its only outstanding stock. Commerce owns all of the outstanding stock of CBI-Kansas, Inc. ("Commerce Holding") which is a bank holding company incorporated under the laws of Kansas, Commerce Holding owns all of the outstanding stock of Commerce Bank, N.A. ("Commerce Bank").

  Commerce Holding will enter into an acquisition agreement with Target Parent and Target Bank that will provide for the following:

    (i) Target Parent will merge into Commerce Holding pursuant to the laws of Kansas. All outstanding shares of Target Parent (preferred and common stock) will be converted into shares of voting common stock of Commerce.

    (ii) Simultaneously, Commerce Holding will agree to acquire all the assets (and assume all of the liabilities) of Target Bank and, having obtained dominion and control over these assets and liabilities, cause Target Bank to transfer them directly to Commerce Bank in a purchase and assumption transaction. Target Bank will receive solely shares of Commerce voting common stock in exchange for its assets and will distribute those shares to public shareholders of Target Bank in exchange for their shares of Target Bank, and dissolve. Shares of Target Bank formerly owned by Target Parent will be canceled. Kansas law does not provide for dissenters' rights in this transaction.
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                                  ASSUMPTIONS

  In rendering our opinion, we have examined and relied on the accuracy and completeness of the information, covenants, and representations contained in the Registration Statement of Commerce Bancshares, Inc. on Form S04 (including Annexes thereto) (the "Registration Statement") and originals or copies, certified or otherwise identified to our satisfaction, of such other documents as we have deemed necessary or appropriate, as the basis for our opinion. We have also made certain assumptions which are described below. Our opinion is conditioned on, among other things, the accuracy of such information, covenants, representations and assumptions as of the time the proposed transactions are consummated.

  In our examination, we have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted to us as originals, and the conformity with the originals of all copies of documents submitted to us. We have also assumed that the transactions will be consummated in accordance with their terms as described in the Registration Statement.

  In rendering our opinion, we have considered the applicable provisions of the Code, Treasury Regulations promulgated under the Code, pertinent judicial authorities, interpretive rules by the Internal Revenue Service, and such other authorities as we have considered relevant. It should be noted that statutes, regulations, judicial decisions and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change in the authorities upon which our opinion as based, could affect our conclusions. In addition, we have made the following assumptions:

    1. The assets transferred by Target Parent and Target Bank in the transaction will constitute at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets of the respective transferors. For the purposes of this representation, amounts paid to dissenters and amounts paid to shareholders in lieu of fractional shares will be treated as part of the assets of the respective transferors.

    2. Commerce voting stock and liability assumptions are the sole consideration in both acquisitions, and the fair market value of the Commerce voting stock received by each shareholder of Target Parent and Target Bank will approximately equal to the fair market value of the stock exchanged.

    3. There is no plan or intention by the shareholders of Target Parent or Target Bank who own 1% or mort of the stock of either entity, and to the best knowledge of the management of Commerce, Target Parent and Target Bank, there is no plan or intention on the part of the remaining shareholders of Target Parent or Target Bank to sell, exchange, or otherwise dispose of shares received in either the exchanges that would reduce the transferring shareholders' ownership of Commerce's voting stock received in either transaction to a number of shares having a value, as of the date of the transactions, of less than 50% of the stock exchange in that transaction. For this purpose, shares of dissenters and fractional shares exchanged for cash will be deemed dispositions reducing the percentage of Commerce voting stock retained.

    4. Except for fractional shares, neither Commerce nor any of its subsidiaries have any plan or intention to reacquire any of the Commerce voting stock issued in the transactions.

    5. Neither Commerce nor any of its affiliates has any plan or intention to sell or otherwise dispose of any of the assets of Target Parent or Target Bank acquired in the transactions outside of the ordinary course of business (except for stock of Target Bank owned by Target Parent that will be canceled).

    6. The liabilities of Target Parent and Target Bank assumed by Commerce Holding and Commerce Bank respectively or to which transferred assets of Target Parent or Target Bank are subject at the time of the transactions were incurred in the ordinary course of business.

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    7. Following the transactions, Commerce Bank will continue the historic business of Target Bank.

    8. All parties will pay their respective expenses in connection with the transactions.

    9. There is no intercorporate indebtedness existing between Target Parent or Target Bank and any other party to the transactions that was issued, acquired or will be settled at a discount.

    10. None of the parties to the transactions in an investment company within the meaning of section 368(a)(2)(F)(iii) of the Code.

    11. During the five years prior to the transactions, neither Commerce nor any of its affiliates owned directly or indirectly, any stock of Target Parent or Target Bank.

    12. The fair market of the assets of Target Parent and Target Bank transferred in the transactions will exceed the sum of the liabilities of the respective transferors that are assumed in the transactions or to which transferred assets are subject.

    13. Neither Target Parent nor Target Bank is under the jurisdiction of a court in any insolvency proceeding.

    14. The payment of cash to transferring shareholders in lieu of fractional shares of Commerce voting stock is not separately bargained for consideration, and is solely for the purpose of saving Commerce the expense and inconvenience of issuing fractional shares. The total amount of cash paid in lieu of fractional shares will not exceed one percent of the total consideration in the applicable transaction. In each of the two transactions, no shareholder will receive cash or fractional shares in excess of the value of one full share of Commerce voting stock.

    15. None of the shares being issued in the transactions is consideration for the performance of services, and none of the compensation received by any shareholder employee of Target Parent or Target Bank will be allocable to any shares of stock exchanged. All compensation paid to shareholder employees will be commensurate with amounts paid to third parties bargaining at arm's length for similar services.

    16. Commerce has no plan or intention to liquidate Commerce Holding or merger Commerce Holding into another corporation or to sell or otherwise dispose of the stock of Commerce Holding, and there is no plan or intention for Commerce Holding to liquidate, merge, sell, or otherwise dispose of the stock of Commerce Bank. Various affiliates of Commerce may participate in mergers with Commerce Holding or Commerce Bank in which the latter two corporations will survive.

                                LEGAL ANALYSIS

  The substance of the proposed transactions is an acquisition of substantially all the assets of Target Parent and Target Bank in exchange for shares of Commerce and the assumption of Target Parent's and Target Bank's liabilities. In order for the transactions to constitute reorganizations within the meaning of section 368(a)(1)(A) (as amplified by section 368(a)(2)(D)) and Section 368(a)(1)(C) of the Code, the acquiring corporation must be at least an 80% owned subsidiary of Commerce.

  It is possible to argue that the corporation acquiring Target Bank in these transactions is Commerce Bank, which is not a wholly owned subsidiary of Commerce, but rather of Commerce Holding. In Revenue Ruling 70-224, 1970-1 Cum. Bull. 79, the Internal Revenue Service determined that where a first tier subsidiary agreed to acquire the assets and assume the liabilities of a target in exchange for parent company stock and caused the assets of the target to be transferred directly to its own (i.e. second tier) subsidiary, the transaction would be deemed to be an acquisition by the first tier subsidiary and, therefore, a reorganization within the meaning of section 368(a)(1)(C) of the Code.

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The Ruling stated that the first tier subsidiary had "dominion and control" of the acquired corporation's assets at all times after the acquisition became effective. This Ruling may be distinguishable from the proposed transactions because the liabilities of the target in that case appear to have been assumed by the first tier subsidiary only, and this appears to be the evidence of its "dominion and control." A review of private letter rulings (which may not be accepted as authority under section 6110(j)(3) of the Code), discloses that this distinction has not been given any weight by the Internal Revenue Service. PLR 6906069010A (June 6, 1969); PLR 8923046 (March 15, 1989); PLR 8927041
(April 11, 1989); PLR 9409033 (December 7, 1993); PLR 9435009 (June 1, 1994);
PLR 9526024 (April 4, 1995); PLR 9635009 (May 21, 1996). Each of these rulings involved a direct transfer of assets and assumption of liabilities by a subsidiary of the corporation treated as the acquiring Company.

  The number and frequency of these private letter rulings constitutes, in our opinion, an administrative practice that may be taken as an authoritative interpretation of the tax law in spite of the fact that none of these rulings standing by itself constitutes legal authority.

  On January 3, 1997, the Treasury Department proposed regulations that deal, in part, with transfers among affiliates in connection with reorganizations. FR Doc 97-83, 52 Fed Reg. 361. While these proposals would not affect the transaction described in this letter directly, they do indicate an interpretation of existing authority that is consistent with the conclusions stated above.

                                  CONCLUSIONS

  In our opinion, the acquisition of the assets of Target Parent and the acquisition of the assets of Target Bank each will constitute reorganizations within the meaning of section 368(a)(1)(A) (as amplified by section 368(a)(2)(D)) and section 368(a)(1)(C) respectively, of the Code. Consequently;

    1. Under section 354(a) of the Code, shareholders of Target Parent and shareholders of Target Bank will not recognize gain or loss upon the receipt of Commerce voting stock in exchange for their stock in Target Parent and Target Bank.

    2. Neither Target Parent no Target Bank will recognize gain or loss as a result of their transfers of assets to Commerce Holding and Commerce Bank.

    3. Under section 358 of the Code, the basis of Commerce Bank's voting stock in the hands of former shareholders of Target Parent and Target Bank will equal the basis of the stock exchanged.

    4. Under section 1223(1) of the Code, the holding period of Commerce Bank voting stock received by shareholders (other than dealers) of Target Parent and Target Bank will include the holding period of the stock exchanged.

    5. The consummation of the transactions will not affect the basis or holding period of the assets of either Target Parent or Target Bank.

    6. Cash paid to holders of shares of Target Parent who dissent and cash paid to holders of shares of Target Parent and Target Bank in lieu of shares will be treated as proceeds from sales of shares on which gain or loss will be recognized.

  Except as otherwise set forth above, we express no opinion to any party to the transactions as to the consequences of the consummation of the transactions described in this letter. We consent to the filing of this opinion as an exhibit to the Registration Statement and to references to the opinion and to Blackwell Sanders Matheny Weary & Lombardi L.C. in the Prospectus. In giving this consent, we do not admit or imply that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933. Except as stated in this paragraph, this opinion is not to be used circulated, quoted or otherwise referred to for any purpose without our express consent.

                                          Very truly yours,

                                          /s/ Blackwell Sanders Matheny Weary
                                             & Lombardi L.C.

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